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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

         Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February      , 2003

Commission File Number

                                                 Leitch Technology Corporation

(Translation of registrant's name into English)

            150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                          Form 40-F         /x/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No         /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leitch Technology Corporation

(Registrant)
Date: February 25, 2003	By: /s/ Salil Munjal

Name: Salil Munjal Title: VP & General Counsel

* Print the name and title of the signing officer under his signature.

2

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated February 25, 2003

3

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com
February 25, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES IMPROVED THIRD QUARTER RESULTS

        TORONTO, ONTARIO — Leitch Technology Corporation (NASDAQ: LVID, TSX: LTV) today announced financial results for the third quarter of fiscal 2003, which ended January 31, 2003. Net sales for the third quarter were $49.1 million, representing a 7% increase over $45.7 million in the prior quarter and a 5% increase over $46.6 million during the same period last year.

        "The Q3 results are very encouraging," said Margaret Craig, President and Chief Executive Officer. "Increasing revenue in all three product lines, steady improvement in the balance sheet, and successful new product introductions all serve to validate the Company's focus on execution."

        The Company's profitability improved in Q3. Loss from continuing operations before amortization and equity interests adjusted for income taxes ("Net Operating Loss")* for the quarter was $(0.4) million or $(0.01) per share compared to $(2.0) million or $(0.07) per share for the prior quarter and $(0.4) million or $(0.01) per share for the same period last year. Net loss in the third quarter of fiscal 2003 was $(1.9) million or $(0.06) per share compared to $(3.4) million or $(0.11) per share in the prior quarter and $(18.4) million, which included one time charges of $16.5 million, or $(0.62) per share during the third quarter of fiscal 2002.

        Gross margin in the third quarter of fiscal 2003 was $24.3 million or 50% of revenue compared to $22.9 million or 50% of revenue in the prior quarter and $24.1 million or 52% of revenue in the same period of fiscal 2002. Gross margin during the quarter was negatively impacted by foreign currency fluctuations, specific lower margin sales as part of the Company's inventory reduction plans, product mix and continued competitive pricing pressures.

        Expense levels were lower compared to the prior quarter due to trade shows costs in the second quarter and remained static compared to the prior year.

        The Company's balance sheet continued to strengthen during the third quarter. It has a cash position of $14.0 million compared to $11.0 million in the previous quarter and $7.9 million at April 30, 2002. The Company's inventory balance dropped from $65.0 million at April 30, 2002 and $59.7 million in the prior quarter to $57.0 million at January 31, 2003. The Company has available credit facilities and no debt on its balance sheet.

  * See Definitions section below.

STRATEGIC UPDATE

        Leitch also announced today that it is providing a corporate strategy update to the investment community. As a supplement to this announcement, the Company will be hosting an analyst event to provide additional details of its strategy and to address questions. This event will be simulcast across the web separately from the Company's regular quarterly results webcast. You are invited to listen to the live webcast commencing at 8:00 a.m. (ET) on February 26, 2003. To access the webcast, please enter www.leitch.com/audiowebcast.

        For those unable to participate in the conference call at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/audiowebcast.

        "During my first year as CEO of Leitch, we have focused on solidifying the company's infrastructure, management, and execution capabilities," said Ms. Craig. "We now have a scalable business base from which to grow, and we want to ensure that our investors have a clear understanding of the opportunities in front of us. We're therefore taking this opportunity to clarify the strategic plans we have in place to serve our customers and to enhance shareholder value."

  Leitch's History

        Leitch has been in business for over 30 years and is one of the world's premier suppliers of technical infrastructure for the professional television industry. The Company offers a broad array of software and hardware products that enable broadcasters to effectively manage the audio and video signals within their facilities. These are mission-critical products that allow Leitch's customers to operate more efficiently, provide high-quality material to viewers, and keep their signals reliably on-air. Service and reliability are cornerstones of the Leitch brand, and these attributes remain critical in the demanding and competitive broadcast environment.

        Since 1990 the Company has grown revenues, both organically and through acquisition, from $20 million to approximately $198 million in 2002. Leitch's organic growth has historically been the result of a solid product offering accompanied by a high level of customer service. The Company has complemented this organic growth with a strong track record of successful acquisitions in its core business that have broadened its product offering and geographic presence.

        Since 2000 the Company has been investing in the upgrading of its facilities, systems, and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the current macro-economic downturn. However, management believes that these changes have been crucial and that the transition period is nearing a successful conclusion. The Company is now poised to capitalize on this efficient, scalable base as it moves into its next phase of growth.

  Opportunities for Growth

        The Company believes that its markets have considerable opportunity for future growth. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high quality video to communicate with employees, customers, and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

        The Company believes that it can grow faster than its end markets by developing or acquiring products that address new market needs. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new products categories and shifting opportunities for market leadership.

  Leitch's Strategy

        Leitch is focused on leveraging its strong position in the professional television market. The Company's strategy is to expand its presence in this growing market by developing or acquiring dependable technology solutions that meet broadcasters' infrastructure needs. The Company will continue to build upon its already strong relationships with key customers to ensure that it remains at the forefront of the industry.

        The Company intends to provide superior investor returns by:

  •
  Generating steady organic growth through innovative new products and focused marketing and sales efforts

  •
  Delivering industry-leading productivity and asset management performance through a continual focus on execution

  •
  Acquiring complementary companies and technologies which are accretive to the Company's operations

  •
  Realizing a long-term technical vision and exploring adjacent markets

        "Leitch is a leader in all of the market segments it serves, and our customers see us as a key part of their future strategic plans," said Ms. Craig. "By focusing on their needs and bringing to bear our strong resources, we can accomplish our objectives of leading the industry and providing strong returns to our shareholders."

  Recent Successes

        The Company's results have been affected by the present economic downturn, but recent quarters have nonetheless shown early indications of progress towards this strategy:

  •
  Increasing revenue from recently released products, including the Agilevision product line acquired last year

  •
  Decreasing costs and improved asset management as the company benefits from its investment in infrastructure and management

  •
  Recruitment of key personnel with television industry experience

  •
  Increasing cash position

        "While we would like to see stronger profit performance at this time, profit does tend to be a lagging indicator in a technology business," said Ms. Craig. "We're taking great care to improve the Company's already strong competitive position during this downturn, and I believe the steps we have been taking will manifest themselves in the profitability of years to come."

        The Company is confident that spending will resume in its core markets, but acknowledges that current economic conditions may delay a return to sustained top line growth.

Definitions

        It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income (Loss):

	Three months ended
	January 31, 2003	October 31, 2002	January 31, 2002
	(in millions of C$)
Net loss under Canadian GAAP	$(1.9)	$(3.4)	$(18.4)
Amortization of acquired technology	1.5	1.5	1.4
Equity interest in losses of partly owned businesses	—	(0.1)	12.5
Loss from discontinued operations, net of tax benefit	—	—	4.1

Net Operating Loss	$(0.4)	$(2.0)	$(0.4)

	Nine months ended,
	January 31, 2003	January 31, 2002
	(in millions)
Net loss under Canadian GAAP	$(6.7)	$(24.0)
Amortization of acquired technology	4.5	4.3
Equity interest in losses of partly owned businesses	(0.1)	14.9
Income taxes — partly owned businesses	—	(0.5)
Loss from discontinued operations, net of tax benefit	—	6.1

Net Operating Income (Loss)	$(2.3)	$0.8

Forward Looking Statements

        This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

        Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

#    #    #

LEITCH TECHNOLOGY CORPORATION
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended January 31, 2003	Three months ended January 31, 2002	Nine months ended January 31, 2003	Nine months ended January 31, 2002
Revenue	$49,086	$46,558	$141,765	$147,415
Cost of goods sold	24,749	22,491	69,702	70,299

Gross margin	24,337	24,067	72,063	77,116
Expenses (income)
Selling and administrative expenses	16,754	16,861	50,918	51,569
Gross research and development	9,226	9,102	27,251	27,581
Investment tax credits	(914)	(1,228)	(2,654)	(2,815)
Interest income, net	(23)	—	(57)	(247)

	25,043	24,735	75,458	76,088

Earnings (loss) from continuing operations before amortization, equity interest and income taxes	(706)	(668)	(3,395)	1,028
Amortization of acquired technology	1,502	1,435	4,512	4,305
Equity interest in losses of partly owned businesses	(40)	12,442	(121)	14,907

Loss from continuing operations before income taxes	(2,168)	(14,545)	(7,786)	(18,184)
Income taxes	(289)	(240)	(1,122)	230
Income taxes — partly owned businesses	—	28	—	(519)

	(289)	(212)	(1,122)	(289)

Loss from continuing operations	(1,879)	(14,333)	(6,664)	(17,895)
Loss from discontinued operations, net of tax benefit	—	(4,036)	—	(6,135)

Net loss	$(1,879)	$(18,369)	$(6,664)	$(24,030)

Loss per share from continuing operations:
Basic	$(0.06)	$(0.48)	$(0.22)	$(0.60)
Diluted	$(0.06)	$(0.48)	$(0.22)	$(0.60)

Loss per share:
Basic	$(0.06)	$(0.62)	$(0.22)	$(0.81)
Diluted	$(0.06)	$(0.62)	$(0.22)	$(0.81)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	29,782	29,782
Diluted	29,782	29,782	29,782	29,782

% of Revenue
Gross margin	50%	52%	51%	52%
Sales and administrative	34%	36%	36%	35%
Gross research and development	19%	20%	19%	19%
Net operating income (loss)	-1%	-1%	-2%	1%
Net loss	-4%	-39%	-5%	-16%

LEITCH TECHNOLOGY CORPORATION
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars — Unaudited)

	Nine months ended January 31, 2003	Nine months ended January 31, 2002
Cash flows provided by (used in):
Operating activities:
Loss from continuing operations	$(6,664)	$(17,895)
Items not involving cash:
Depreciation	9,640	7,353
Future income taxes	(3,541)	(7,891)
Amortization of acquired technology	4,512	4,305
Equity interest in losses of partly owned businesses	(121)	14,907
Loss on disposal of capital assets	266	57
Net change in non-cash balances related to continuing operations	3,407	3,957

Cash flows provided by (used in) continuing operations	7,499	4,793
Cash flows used in discontinued operations	(508)	(2,919)

Cash flows provided by (used in) operating activities	6,991	1,874
Financing activities:
Cash flows provided by (used in) financing activities	—	—
Investing activities:
Investment in capital assets	(3,709)	(13,611)
Proceeds from disposal of capital assets	3,062	2,000

Cash flows provided by (used in) investing activities	(647)	(11,611)
Change in cash balances due to foreign exchange	(289)	3,774

Increase (decrease) in cash and cash equivalents	6,055	(5,963)
Cash and cash equivalents, beginning of period	7,942	13,986

Cash and cash equivalents, end of period	$13,997	$8,023

Supplementary cash flow information:
Income taxes paid	$1,183	$3,297
Interest paid	106	244

LEITCH TECHNOLOGY CORPORATION
Consolidated Balance Sheets
(In thousands of Canadian dollars — Unaudited)

	January 31, 2003	April 30, 2002
Assets
Current assets:
Cash and cash equivalents	$13,997	$7,942
Accounts receivable	42,884	49,403
Inventory	56,957	65,052
Future income taxes	6,249	4,937
Income taxes recoverable	3,364	2,989
Prepaid expenses and other assets	7,773	7,225

	131,224	137,548
Capital assets	51,020	60,675
Future income taxes	17,502	19,176
Investments in partly owned businesses	1,640	1,777
Acquired technology	10,746	15,258
Goodwill	73,824	73,824

	$285,956	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,891	$38,162
Future income taxes	1,068	2,437
Income taxes payable	1,479	—

	28,438	40,599
Future income taxes	4,125	6,659
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation account	5,219	6,162
Retained earnings	34,108	40,772

	253,393	261,000
Commitments and contingencies
	$285,956	$308,258

Key Ratios:
Days sales outstanding	79	87
Inventory turns	1.63	1.43

LEITCH TECHNOLOGY CORPORATION
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts — Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

        These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2002 Annual Report.

2.    STOCK-BASED COMPENSATION

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

        For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2002 Annual Report.

        The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and nine months ended January 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended January 31, 2003	Three months ended January 31, 2002	Nine months ended January 31, 2003	Nine months ended January 31, 2002
Net loss
As reported	$(1,879)	$(18,369)	$(6,664)	$(24,030)
Pro forma	$(2,159)	$(18,610)	$(7,498)	$(24,353)

Loss per share as reported
Basic	$(0.06)	$(0.62)	$(0.22)	$(0.81)
Fully diluted	$(0.06)	$(0.62)	$(0.22)	$(0.81)

Loss per share pro forma
Basic	$(0.07)	$(0.62)	$(0.25)	$(0.82)
Fully diluted	$(0.07)	$(0.62)	$(0.25)	$(0.82)

        The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for the three months and nine months ended January 31, 2003 was $3.25 and $3.01 respectively and for the three months and nine months ended January 31, 2002 was $6.35 and $6.27 respectively. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended January 31, 2003	Three months ended January 31, 2002	Nine months ended January 31, 2003	Nine months ended January 31, 2002
Risk free interest rate	4.3% - 4.9%	4.4% - 4.7%	4.3% - 4.9%	4.4% - 5.3%
Expected life	4.3 years	5 years	4.3 - 5 years	5 years
Expected volatility	49%	61% - 65%	22% - 49%	42% - 65%
Expected dividends	—	—	—	—

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

3.    SEGMENTED INFORMATION

        For a full description of the Company's operating segments, reference should be made to Leitch's 2002 Annual Report.

a)    Industry Segments

Three months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$33,469	$9,254	$6,363	—	—	$49,086
Internal	—	—	—	1,152	(1,152)	—

	33,469	9,254	6,363	1,152	(1,152)	$49,086

Contribution margin	12,190	1,207	2,628	1,152	(1,152)	16,025
Selling and administrative						16,754
Interest income						(23)

Loss from continuing operations before amortization, equity interest and income taxes						$(706)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	248	75	75	—	—	398

Three months ended January 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$31,959	$9,718	$4,881	—	—	$46,558
Internal	—	—	—	510	(510)	—

	31,959	9,718	4,881	510	(510)	$46,558

Contribution margin	11,632	2,924	1,637			16,193
Selling and administrative						16,861
Interest income						—

Earnings from continuing operations before amortization, equity interest and income taxes						$(668)

Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	1,918	542	382	—	—	2,842

Nine months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$99,281	$26,937	$15,547	—	—	$141,765
Internal	—	—	—	3,456	(3,456)	—

	99,281	26,937	15,547	3,456	(3,456)	$141,765

Contribution margin	36,367	5,332	5,767	3,456	(3,456)	47,466
Selling and administrative						50,918
Interest income						(57)

Earnings from continuing operations before amortization, equity interest and income taxes						$(3,395)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	2,339	702	668	—	—	3,709

Nine months ended January 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$103,153	$27,132	$17,130	—	—	$147,415
Internal	—	—	—	1,726	(1,726)	—

	103,153	27,132	17,130	1,726	(1,726)	$147,415

Contribution margin	38,450	7,604	6,296	1,726	(1,726)	52,350
Selling and administrative						51,569
Interest income						(247)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,028

Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	10,122	1,353	1,521	—	—	12,996

b)    Geographic Segments

Three months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$23,026	$9,668	$7,803	$8,589	$49,086
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Three months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$22,564	$9,801	$9,023	$5,170	$46,558
Identifiable assets	64,718	35,163	126,013	6,805	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

Nine months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$71,080	$26,130	$20,238	$24,317	$141,765
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Nine months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$73,026	$28,085	$24,055	$22,249	$147,415
Identifiable assets	64,718	35,163	126,013	6,805	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

4.    RECONCILIATION TO U.S. GAAP

        The following is a reconciliation of consolidated net earnings (loss) as reported with U.S. GAAP:

	Three months ended January 31, 2003	Three months ended January 31, 2002	Nine months ended January 31, 2003	Nine months ended January 31, 2002
Net earnings (loss) in accordance with Canadian GAAP	$(1,879)	$(18,369)	$(6,664)	$(24,030)
Acquisition differences, net of income tax effect	205	205	615	615
Adjustment to equity investment, net of income tax effect	—	(160)	—	1,855
Adjustment to carrying value of foreign currency option in accordance with FAS 133, net of income tax effect	29	(2)	(30)	(2)

Net earnings (loss) in accordance with U.S. GAAP	$(1,645)	$(18,326)	$(6,079)	$(21,562)

U.S. GAAP earnings (loss) per share:
Basic	$(0.06)	$(0.62)	$(0.20)	$(0.72)
Diluted	$(0.06)	$(0.62)	$(0.20)	$(0.72)

5.    COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

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SIGNATURES
EXHIBIT LIST
PRESS RELEASE
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS